UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Tecumseh Products Company

(Name of Issuer)

Class A Common Stock, par value $1.00 per share
Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

Class A - 878895200
Class B - 878895101

(CUSIP Numbers)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895200 / 878895101	13D	Page 2 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	Class A- 312,000* Class B - 10,400*
8	Shared Voting Power	Class A-2,417,155** Class B-610,198**
9	Sole Dispositive Power	Class A-312,000* Class B-10,400*
10	Shared Dispositive Power	Class A-2,417,155** Class B-610,198**
11	Aggregate Amount Beneficially Owned by Each Reporting Person
Class A-2,729,155 Class B-620,598
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13
Percent of Class Represented by Amount in Row (11)	Class A-20.4%*** Class B-12.2%***
14	Type of Reporting Person	IA

*      The 312,000 shares of Class A common stock and 10,400 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**     The 2,417,155 shares of Class A common stock and 610,198 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

***  The denominator is based on 13,401,938 shares of Class A common stock and the 5,077,746 shares of Class B common stock outstanding as of August 3, 2012, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”) filed by Tecumseh Products Company.

CUSIP No. 878895200 / 878895101	13D/A	Page 3 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
James C. Roumell ("Roumell")
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	Class A- 332,400* Class B - 14,810*
8	Shared Voting Power	Class A-2,417,155** Class B-610,198**
9	Sole Dispositive Power	Class A-332,400* Class B-14,810*
10	Shared Dispositive Power	Class A-2,417,155** Class B-610,198**
11	Aggregate Amount Beneficially Owned by Each Reporting Person
Class A-2,749,555 Class B-625,008
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13
Percent of Class Represented by Amount in Row (11)	Class A-20.5%*** Class B-12.3%***
14	Type of Reporting Person	IN

*      Includes 312,000 shares of Class A common stock and 10,400 shares of Class B common stock held by the Fund.

**    Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.

*** The denominator is based on 13,401,938 shares of Class A common stock and the 5,077,746 shares of Class B common stock outstanding as of August 3, 2012, as stated on the facing page of the Form 10-Q.

CUSIP No. 878895200 / 878895101	13D/A	Page 4 of 7 Pages

This Amendment to Schedule 13D (the “Amendment”) relates to the common stock of Tecumseh Products Company (the “Issuer”) and amends and, to the extent in consistent with, supersedes, the joint statement on Schedule 13D filed by Roumell Asset Management, LLC and by James C. Roumell (each, a “Reporting Person”) on May 14, 2012 (the “Original 13D”).  This Amendment is being filed solely to report a decrease in beneficial ownership of more than 1% due to client redemptions and client requests for account transfers.  Only the Items set forth in this Amendment are affected by this Amendment.  All other Items remain unchanged from the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 2,417,155 shares of Class A common stock and 610,198 shares of Class B common stock of the Issuer.  The aggregate purchase price was $19,288,217, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 312,000 shares of Class A common stock and 10,400 shares of Class B common stock of the Issuer.  The aggregate purchase price was $1,882,867, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 20,400 shares of Class A common stock and 4,410 shares of Class B common stock for an aggregate purchase price of $167,101, inclusive of brokerage commissions.  The source of funding for these purchases was personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As a result of the acquisition of shares of Class A common stock on May 11, 2012, the Reporting Persons’ beneficial ownership of outstanding Class A shares exceeded 20%.  In connection with filing the Original 13D, the Reporting Persons wanted to describe the factors they believe are contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders.  Accordingly, the Reporting Persons sent a letter, dated May 14, 2012, to the Issuer’s board of directors.  A copy of that letter was filed with the Original 13D as Exhibit 7.02.  As previously stated, the Reporting Persons may also enter into discussions with third parties that may be interested in acquiring assets from the Issuer or may propose matters directly to the Issuer’s stockholders.

Client redemptions and client requested account transfers resulted in the Reporting Persons’ beneficial ownership in the Issuer’s Class A common stock to decrease by more than 1% as of August 23, 2012.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management and the Fund may sell shares of the Issuer’s common stock from time to time to accommodate client requests, to manage Fund assets and to manage client accounts, particularly in light of overall portfolio considerations and weightings.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

CUSIP No. 878895200 / 878895101	13D/A	Page 5 of 7 Pages

The Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 312,000 shares of Class A common stock and 10,400 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 2,417,155 shares of Class A common stock and 610,198 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on 13,401,938 shares of Class A common stock and 5,077,746 shares of Class B common stock outstanding as of August 3, 2012, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2012, filed by the Issuer.

(c)           Sales of the Issuer’s common stock by the Roumell Asset Management to accommodate client redemptions for the 60-day period ended September 19, 2012 are set forth on Annex I to this Amendment and incorporated herein by reference.  Neither the Fund nor Mr. Roumell have engaged in any transaction in the Issuer’s common stock during the 60-day period ended September 19, 2012, and none of Roumell Asset Management, the Fund or Mr. Roumell have conducted any transactions in the Issuer’s securities since September 19, 2012.

(d)           Roumell Asset Management’s advisory clients and investors in the Fund have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 2,417,155 shares of Class A common stock and the 610,198 shares of Class B common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 312,000 shares of Class A common stock and the 10,400 shares of Class B common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right to receive dividends from, or the proceeds from the sale of, the 20,400 shares of Class A common stock and the 4,410 shares of Class B common stock.

CUSIP No. 878895200 / 878895101	13D/A	Page 6 of 7 Pages

    (e)           Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 of the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Tecumseh Products Company dated May 14, 2012 (incorporated by reference to Exhibit 7.02 of the Original 13D).

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated May 14, 2012 (incorporated by reference to Exhibit 7.03 of the Original 13D).

CUSIP No. 878895200 / 878895101	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 9/20/2012	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: 9/20/2012	By:	/s/ James C. Roumell
James C. Roumell, President

Annex I

During the 60-day period ended September 19, 2012, Roumell Asset Management conducted the following sales of the Issuer’s common stock.  Each sale transaction was executed to accommodate redemptions and conducted in the open market for cash.  Prices exclude brokerage commissions paid.

Class A Common Stock

Date	No. of Shares	Aggregate Price
6/26/2012	4,510	$22,775.91
7/2/2012	6,760	$34,165.72
7/3/2012	5,800	$29,070.18
7/11/2012	1,390	$7,283.60
7/13/2012	1,120	$5,880.11
8/1/2012	1,590	$8,482.97
8/9/2012	8,090	$48,196.98
8/13/2012	1,550	$8,930.02
8/14/2012	9,360	$53,021.93
8/15/2012	9,440	$48,677.01
8/17/2012	2,340	$12,129.20
8/23/2012	2,960	$15,885.73
8/24/2012	950	$5,101.88
8/28/2012	2,650	$13,912.77
9/6/2012	1,740	$8,944.12
9/10/2012	2,580	$13,864.92

Class B Common Stock

Date	No. of Shares	Aggregate Price
6/26/2012	2,740	$14,157.31
7/2/2012	990	$5,073.16
7/3/2012	1,010	$5,178.87
7/11/2012	430	$2,313.09
7/13/2012	340	$1,832.63
8/1/2012	490	$2,646.00
8/9/2012	1,350	$8,200.98
8/13/2012	480	$2,880.00
8/14/2012	1,560	$9,219.44
8/15/2012	1,460	$7,916.65
8/17/2012	730	$3,820.95
8/23/2012	500	$2,810.05
8/28/2012	450	$2,475.00
9/6/2012	420	$2,310.00
9/10/2012	420	$2,440.20